SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2016

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Commercial Proposal

AP - 0165/16 A

Company: AMBEV S/A

c/o: Mr. Eduardo C. de Paoli
Mr. Guilherme Malik Parente
Mr. Marcelo Eduardo Ferro

Proposal AP - 0165/16 A

March 1st, 2016.

AMBEV S/A
Rua Doutor Renato Paes de Barros, 1017 - 4° andar - Itaim Bibi
São Paulo - SP

C/o: Eduardo Carvalho de Paoli, Guilherme Malik Parente and Marcelo Eduardo Ferro

Dear Sirs,

As requested, we are pleased to present our proposal to render services.

ABOUT APSIS

Apsis is a company that has been in the market since the 1970's, providing integrated consulting services for companies in Brazil and abroad.

Committed to a strict quality standard, APSIS offers personalized and agile services. Our vast experience in various industries of the economy helps us to clearly identify the needs of your company and propose simple and smart solutions that meet the needs of your business.

Our valuations are performed by a multidisciplinary and highly-qualified team that is up-to-date with the changes and requirements of the market, while complying with the regulations set forth by the CPC (Committee of Accounting Pronouncements) and the International Financial Reporting Standards (IFRS).

We are part of the Board of CBAN (Brazilian Committee of Business Evaluators) and ANEFAC (National Association of Finance, Management, and Accounting Executives).

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2. Methodology

In spite of considerable differences between valuation methodologies, all of them derive from one common principle: that of replacement, which states that no investor will pay a greater value for a good than he would pay for another equivalent and corresponding good. Below is a summary of valuation methodologies:

- **Market Approach** - aims to compare the company under analysis with other recently sold or for-sale companies in the market (multiples or exchange price).
- **Asset Approach** - aims to analyze the accounting records and to evaluate the book value of shareholders` equity or market value of shareholders' equity, with the latter being the shareholder`s equity taking into account the adjustments that were made to value the assets and liabilities (difference between accounting net balance and market value).
- **Income approach** - also known as discounted cash flow. The market value of the company in this methodology is equal to the sum of all the future monetary cash flows that it can offer its shareholders (future values discounted back to present value using an appropriate discount rate).

The table below summarizes the methodologies aforementioned and shows its indications, difficulties and advantages. APSIS will determine the most appropriate methodology for the proposed objective.

APPROACH	MARKET	MARKET	ASSETS	INCOME
MÉTHOD	Multiples	Stock price	Market P/L	Discounted Cash Flow
USES	Sector generates guidance multiples	Company`s stock traded on Exchange	Company with large capital	Company that generates cash flow
USES	Relevant market of similar companies	Significant market of comparable companies	Company generates small value from operations	Company`s risk can be measured (discount rate)
ADVANTAGES	Analyzes how investors and other *players* perceive the market	Takes into account market trends and expected future results	Valuations based on the company`s history (conservatism)	Flexibility to measure opportunities, competitive advantage, growth and business profile
ADVANTAGES	Transaction amounts include control and liquidity premiums	Data available to the market	Conservative valuation method	Reflects the expected return as a function of the risk (sector, company and country)
DIFFICULTIES	Segregates the transaction amounts and the control and liquidity premium payments	Similar companies may present different perspectives	Company`s valuation not audited	Macro and microeconomic changes affect projected scenarios
DIFFICULTIES	Limited sample, there are few comparable companies (similar)	Emerging markets are affected by short term macroeconomic variables	Does not consider trends and economic possibilities	Sensitivity: capital structure and discount rate

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3. Presentation of Service

The final report will be presented as a report in digital format, or rather, an electronic PDF*(Portable Document Format)* document with a digital certificate* and will be made available to the client in a secure environment on our *extranet* for a period of 90 (ninety) days.

At the client's request, APSIS will make an original printed version of the document available, at no extra cost, within 5 (five) business days.

* **Digital Certificate:** identification technology that permits various types of electronic transactions to take place taking into account integrity, authenticity and confidentiality, in a way that avoids that alterations, capture of private information, or other types of unwanted actions take place.

4. Timeline

Diagnosis

02 days

- Work Plan
- Procurement of required documents and logistics
- Analysis of information as a function of the scope of the valuation

Development

03 days

- Modeling and definition of assumptions
- Applications of methodologies
- Sensibility and scenario analysis
- Preliminary results and draft of reports

5. Timeframe

5.1. In accordance with the timeline above, the rendering of services will take place over the course of **05 (five)** days. This estimate assumes that the contractor and all involved parties will make all necessary information available for the work to be performed.

5.2. Upon receiving a draft of the report, the client will have 20 (twenty) days to request clarification and approve the draft for publication of the final report. After that period, APSIS will be able to consider the work complete, at which time it will be authorized to send the final invoice, regardless of publication of the final report. After the draft is approved, APSIS will have a period of 7 (seven) days to send the final report.

5.3. Services will begin with the express approval of the herein proposal, submission of the down payment and receipt of all documents necessary.

5.4. Alterations requested after delivery of the Digital Report will be subject to new quote.

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6. Fees

6.1. Professional fees for the rendering of services, taking into account all taxation (taxes, duties, emoluments, fiscal and para-fiscal contributions), will be **R$ 16,000.00 (sixteen thousand Brazilian Reais)**, to be paid in the following manner:

- 100% (one hundred percent) of the total value, 120 days after the delivery of the report.

6.2. For each stage mentioned above, the expiration of the corresponding invoice will occur in 05 (five) days counting from each event that led to the charge. After expiration, a rate of 1% (one percent) per month will be charged on the net value of the invoice, plus a 2% (two percent) penalty on the invoice for breach of contract.

6.3. Activities that go beyond the foreseen scope will be immediately informed to the client and will be charged according to the schedule of man/hour labor costs, meanwhile a report will be sent with the activities of APSIS, containing a description of the activities and the time used.

7. Validity of Proposal

The present proposal is valid for 30 (thirty) days, counting from the date of its presentation.

8. Confidentiality

APSIS take responsibility for maintaining the most absolute secrecy with respect to confidential information that it comes in contact with while rendering services. For the purposes of this proposal, all information will be considered confidential including any information APSIS has access to while providing its services, either directly or indirectly. Confidential information includes all types of oral, written, recorded, and computerized disclosure or disclosure by means of any other form by the client or obtained in observations, interviews or analysis, including, appropriately and without limitations, all compositions, machinery, equipment, receipts, reports, outlines, use of patents and documents, as well as all data, compilations, specifications, strategies, projections, processes, procedures, techniques, models and all tangible and intangible manifestations of any nature.

9. General Conditions

9.1. The basic parameters relevant to the scope of service will be defined immediately after acceptance of this proposal, in order to allow for planning of the work to be performed.

9.2. The scope of this work does not include auditing of financial statements or review of work performed by the client's auditors.

9.3. The present proposal can be rescinded, by a common accord between the parties. In this case, payment of the fees established in the Sixth Clause proportional to the work already performed will be due to APSIS.

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9.4. Travel and lodging expenses outside of the Greater Rio and São Paulo areas, if necessary in order to perform the services, are not included in the present proposal/contract, and will be charged separately, being, still, subject to the prior approval of the client. In case said arrangements are the responsibility of APSIS, the costs will be charged through a debit note, accompanied by the proper receipts, and will be exempt from any taxation as it does not constitute the object of the herein contract.

9.5. For jobs that involve the engineering, Technical Responsibility Note (T.R.N.) will be sent to obtain the contractor's signature. The T.R.N. is a document that gives legitimacy to the work and is registered with the Regional Council of Engineering and Agronomy (C.R.E.A.).

9.6. At the end of the work, a Proof of Technical Capacity Certificate (T.C.C.) will be sent for contractor's analysis and, if approved, we will request the return of the T.C.C filled and signed on the contractor´s letterhead.

9.7. The parties have elected the Court of the capital of Rio de Janeiro, excluding any other court no matter how privileged it may be, to resolve any matter that may arise during the completion of the proposal/contract herein, as well as all cases not foreseen in the present instrument.

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10. Acceptance and Contract

Upon acceptance, the proposal must be signed by the company's legal representative and be returned to the contracted company, accompanied by all required documentation to begin rendering services.

Once the proposal has been returned to the contracted company, it will become a formal contract according to the civil legislation in force.

As being correct and valid, the legal representatives of the companies in question are to sign the present proposal, which will automatically become a contract for rendering services, with 08 pages and 2 copies.

We await your affirmation, we sign below.

LUIZ PAULO CESAR SILVEIRA **Technical Vice-President**	**MARCIA CALMON** **Director**

Accepted:

São Paulo 25/09

(Location / Date)

Legal Representative

CNPJ:

Witness 1: Marcelo Eduardo B. Faro
CPF: 066.471.529-03

Witness 2: MARIANNA F. DE C. VOGEL
CPF: 123.182.537-57

RIO DE JANEIRO

SAO PAULO
Av. Angélica, 2503, Conj. 101
Consolação • São Paulo SP • 01227-200
Phone: +55 11 3662-5453

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2016

AMBEV S.A.

By:	/s/ Ricardo Rittes de Oliveira Silva
Ricardo Rittes de Oliveira Silva Chief Financial and Investor Relations Officer